EXHIBIT 99.2

NOTICE OF REDEMPTION

TO THE HOLDERS OF
KAPPA BEHEER B.V.

€ 95,000,000 10 5/8% Class A Senior Subordinated Notes due 2009 (the “Class A Euro Notes”)
(Common Code: 016895261; ISIN: XS0168952611) issued May 22, 2003;

€370,000,000 10 5/8% Senior Subordinated Notes due 2009 (the “Initial Euro Notes”)
(Common Code: 01668581; ISIN: XS0106685810);
(CUSIP No.: 485598AA4; Common Code: 009980385; ISIN: XS0099803859);
(CUSIP No.: 485598AG1; Common Code: 009980318; ISIN: XS0099803180)
issued July 23, 1999;

$100,000,000 10 5/8% Senior Subordinated Notes due 2009 (the “Dollar Notes”)
(CUSIP No.: 485598AE6; Common Code: 010668557; ISIN: US485598AE62)
issued July 23, 1999; and

€145,000,000 12½% Senior Subordinated Discount Notes due 2009 (the “Discount Notes”)
(Common Code: 010668590; ISIN: XS0106685901);
(CUSIP No.: 485598AD8; Common Code: 009980636; ISIN: XS0099806365);
(CUSIP No.: 485598AH9; Common Code: 009980512; ISIN: XS0099805128)
issued July 23 1999;

(collectively referred to herein as the “Notes”)

Reference is made to:

(i)            the indenture dated as of May 22, 2003 (the “Class A Euro Notes Indenture”), with respect to Class A Euro Notes, by and among Kappa Beheer B.V., a company organized under the laws of The Netherlands (the “Issuer”), and Kappa Packaging B.V., a company organized under the laws of The Netherlands (the “Subsidiary Guarantor”), and The Bank of New York, London Branch (the “Trustee”);

(ii)           the indenture dated as of July 23, 1999 (as amended, the “Initial Euro Notes Indenture”), with respect to the Initial Euro Notes, by and among the Issuer, the Subsidiary Guarantor, Kappa Holding B.V., a company organized under the laws of The Netherlands (the “Parent Guarantor”, and together with the Subsidiary Guarantor, the “Guarantors”), and the Trustee;

(iii)          the indenture dated as of July 23, 1999 (as amended, the “Dollar Notes Indenture”), with respect to the Dollar Notes, by and among the Issuer, the Guarantors and the Trustee; and

(iv)          the indenture dated as of July 23, 1999 (as amended, the “Discount Notes Indenture”), with respect to the Discount Notes, by and among the Issuer, the Guarantors and the Trustee.

The Class A Euro Notes Indenture, the Initial Euro Notes Indenture, the Dollar Notes Indenture and the Discount Notes Indenture are collectively referred to herein as the “Indentures”.  Capitalized terms used herein and not defined herein shall have the meanings given to them in the Indentures.

NOTICE IS HEREBY GIVEN THAT, pursuant to the terms of the Notes and the provisions of Article III of the Indentures, the Issuer will redeem on January 1, 2006 (the “Redemption Date”) all outstanding Notes in the aggregate principal amount as follows:

€95,000,000 in respect of the Class A Euro Notes;
€370,000,000 in respect of the Initial Euro Notes;
$100,000,000 in respect of the Dollar Notes; and
€145,000,000 in respect of the Discount Notes,

pursuant to Section 3.01(a) of the Indentures and Paragraph 6 of the Notes.  The Trustee has fixed December 19, 2005 as the record date.  Interest on any Note which is payable on the Redemption Date shall be paid to the Person in whose name such Note is registered at the close of business on December 19, 2005.  The Redemption Date is a public holiday, therefore the Redemption Price will be paid to the Holders on January 3, 2006.

The redemption price for each Class A Euro Note shall be 103.542% of the principal amount thereof (the “Class A Euro Note Redemption Price”). Accrued and unpaid interest thereon from July 15, 2005 to the Redemption Date shall also be payable. Accordingly, the amount payable for each €1000 principal amount of the Class A Euro Notes shall be €1084.41, which is the sum of (x) the Class A Euro Note Redemption Price thereof (or €1035.42) and (y) 166 days of accrued and unpaid interest thereon to the Redemption Date (or €48.99).

The redemption price for each Initial Euro Note shall be 103.542% of the principal amount thereof (the “Initial Euro Note Redemption Price”). Accrued and unpaid interest thereon from July 15, 2005 to the Redemption Date shall also be payable. Accordingly, the amount payable for each €1000 principal amount of the Initial Euro Notes shall be €1084.41, which is the sum of (x) the Initial Euro Note Redemption Price thereof (or €1035.42) and (y) 166 days of accrued and unpaid interest thereon to the Redemption Date (or €48.99).

The redemption price for each Dollar Note shall be 103.542% of the principal amount thereof (the “Dollar Note Redemption Price”).  Accrued and unpaid interest thereon from July 15, 2005 to the Redemption Date shall also be payable.  Accordingly, the amount payable for each $1000 principal amount of the Dollar Notes shall be $1084.41, which is the sum of (x) the Dollar Note Redemption Price thereof (or $1035.42) and (y) 166 days of accrued and unpaid interest thereon to the Redemption Date (or $48.99).

The redemption price for each Discount Note shall be 104.167% of the principal amount thereof (the “Discount Note Redemption Price”). Accrued and unpaid interest thereon from July 15, 2005 to the Redemption Date shall also be payable. Accordingly, the amount payable for each €1000 principal amount of the Discount Notes shall be €1099.31, which is the sum of (x) the Discount Note Redemption Price thereof (or €1041.67) and (y) 166 days of accrued and unpaid interest thereon to the Redemption Date (or €57.64).

The Issuer deposited with the Paying Agent the funds required for the redemption of the Notes on December 1, 2005.  Unless the Issuer and the relevant Guarantor or Guarantors default in making the redemption payment, interest on the Notes shall cease to accrue on and after the Redemption Date, and the only remaining right of the Holders will be to receive payment of the applicable Redemption Price plus accrued and unpaid interest to the Redemption Date upon surrender to the Paying Agent.

The Notes must be surrendered for payment to the Paying Agent to collect the applicable Redemption Price and accrued and unpaid interest at the address below:

By Mail	By Hand	By Courier

The Bank of New York (London Branch) One Canada Square London E14 5AL United Kingdom Attention: Corporate Trust Administration	The Bank of New York (London Branch) One Canada Square London E14 5AL United Kingdom Attention: Corporate Trust Administration	The Bank of New York (London Branch) One Canada Square London E14 5AL United Kingdom Attention: Corporate Trust Administration

Under the provisions of the U.S. Economic Growth and Tax Relief Reconciliation Act of 2001, paying agents making payments of interest or principal on securities may be obligated to withhold a 28% tax from remittance to individuals who have failed to furnish the paying agent with a valid taxpayer identification number. Holders of the Notes who wish to avoid the withholding of the tax should submit certified taxpayer identification numbers when surrendering their Notes for payment.

The Issuer and Trustee shall not be responsible for the selection or use of the CUSIP number, Common Code or ISIN number referred to above, nor is any representation made as to the correctness or accuracy of any such number printed on the Notes or as indicated in this Notice of Redemption or any other notice of redemption.  Any such CUSIP or ISIN number or Common Code is included solely for the convenience of the Holders.

Please direct any questions regarding this Notice of Redemption to The Bank of New York, London Branch, One Canada Square, London E14 5AL, +44 0(20) 7964 6399 (facsimile), Attention: Corporate Trust Administration.

KAPPA BEHEER B.V.

	By:	THE BANK OF NEW YORK,
As Trustee

Dated: December 1, 2005